 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Toast, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000001
(Title of Class of Securities)

888787 10 8
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888787 10 8

1	NAME OF REPORTING PERSON

RAGING CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,463,078 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,463,078 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,463,078 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

IA

(1)	Represents 398 shares of Class A Common Stock directly owned by Raging Master (as defined below) and 4,462,680 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned directly by Raging Master.
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CUSIP No. 888787 10 8

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,225
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,463,078 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

4,225
	8	SHARED DISPOSITIVE POWER

4,463,078 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,467,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

HC

(1)	Represents 398 shares of Class A Common Stock directly owned by Raging Master and 4,462,680 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned directly by Raging Master.
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CUSIP No. 888787 10 8

Item 1(a).	Name of Issuer:

Toast, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Park Drive, Suite 801
Boston, MA 02215

Item 2(a).	Name of Person Filing:

This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), in whose name the Issuer’s Class A Common Stock, par value $0.000001 (the “Class A Shares”), and Class B Common Stock, par value $0.000001 (the “Class B Shares” and together with the Class A Shares, the “Common Stock”) are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. Raging Master has delegated to Raging Capital the sole authority to vote and dispose of the securities held by Raging Master pursuant to an Investment Management Agreement, dated November 9, 2012, as amended and restated on December 21, 2016 (the “IMA”). The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the Class A Shares held directly by Raging Master and the Class A Shares issuable upon the conversion of the Class B Shares held directly by Raging Master.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Class A Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Class A Shares reported herein. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the Class A Shares held by it by virtue of its inability to vote or dispose of such Class A Shares as a result of the IMA.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Raging Capital and William C. Martin is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

Item 2(c).	Citizenship:

Raging Capital is organized under the laws of the State of Delaware. William C. Martin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000001 per share.

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CUSIP No. 888787 10 8

Item 2(e).	CUSIP Number:

888787 10 8

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/X/	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of December 31, 2021.

Raging Capital

(a)	Amount beneficially owned:

4,463,078 Class A Shares (1)

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CUSIP No. 888787 10 8

(b)	Percent of class:

5.7% (based upon 73,730,137 Class A Shares outstanding, which is the total number of Class A Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,463,078 Class A Shares (1)

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,463,078 Class A Shares (1)

Mr. Martin

(a)	Amount beneficially owned:

4,467,303 Class A Shares

(b)	Percent of class:

5.7% (based upon 73,730,137 Class A Shares outstanding, which is the total number of Class A Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

4,225 Shares

(ii)	Shared power to vote or to direct the vote

4,463,078 Class A Shares (1)

(iii)	Sole power to dispose or to direct the disposition of

4,225 Shares

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CUSIP No. 888787 10 8

(iv)	Shared power to dispose or to direct the disposition of

4,463,078 Class A Shares (1)

___________

(1)	Represents 398 shares of Class A Shares held directly by Raging Master and 4,462,680 shares of Class A Shares issuable upon the conversion of Class B Shares held directly by Raging Master.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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CUSIP No. 888787 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

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